Exhibit 12

STATEMENTS OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

IFRS

	Year ended December 31,
	2016	2015	2014	2013	2012
	(U.S.$ millions)
Earnings:
Income from continuing operations before taxes on income	6,343	(726)	9,552	3,505	(2,431)
Minority interests in pre-tax income of subsidiaries that have not incurred fixed charges	(43)	897	(298)	2,803	(78)
Less: equity accounted units earnings	(321)	(361)	(1,214)	(482)	470
Fixed charges added to earnings	1,205	851	808	695	426
Distributed income from equity investees	253	210	298	600	522
Amortization of capitalized interest	250	249	144	137	262

Total earnings	7,687	1,120	9,290	7,258	(829)
Fixed charges:
Interest expensed	1,112	750	649	507	293
Amount representative of the interest factor in rents	93	101	159	188	133

Total fixed charges added to earnings	1,205	851	808	695	426
Interest capitalized	111	254	470	727	766
Loss on early redemption	(324)	—	—	—	—
Total fixed charges	992	1,105	1,278	1,422	1,192

Ratio of earnings to fixed charges	7.75	1.01	7.27	5.10	n/a (1)

Notes:

(1)	The ratio of earnings to fixed charges is below 1.0 for the year ended December 31, 2012 and additional earnings of U.S.$2,021 million would have been necessary to bring the ratio to 1.0. This was primarily the result of a loss from charges for the impairment of goodwill and other assets.

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